20123 MILANO
Piazza degli Affari, 2

June 7, 2006

Ms. Cecilia Blye
Mr. James Lopez
Office of Global Security Risk
United States Securities and Exchange
Commission
Washington, D.C. 20549-5546

Re:	Telecom Italia S.p.A.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed May 27, 2005
File No. 1-13882

Dear Ms. Blye and Mr. Lopez:

     We are responding to your letter dated May 17, 2006, setting forth additional comments of the Staff of the Office of Global Security Risk of the Division of Corporation Finance (the “Staff’) of the U.S. Securities Exchange Commission (the “SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”), which was filed with the Commission on May 27, 2005. We very much appreciated the Staff’s prompt response to our letter to you dated May 10, 2006 (“our initial response letter”) and we offer the following additional responses to address your questions. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Capitalized terms used and not defined herein have the meanings set forth in the 2004 Form 20-F.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	Telecom Italia is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

Telecom Italia S.p.A.	Sede Legale: Piazza degli Affari, 2 – 20123 Milano Direzione Generale-Sede Secondaria: Corso d’Italia, 41 – 00198 Roma
Codice Fiscale, Partita IVA, Iscrizione al Registro delle Imprese di Milano: 00488410010 Capitale Sociale € 10.668.131.549,35
Casella Postale MILANO 1897 – CAP 20121 Telefono: +39 02 85951 Telefax: +39 02 801004

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Telecom Italia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	We note your discussion of materiality and your conclusion that, apart from your stake in ETECSA, contacts with the Designated Countries are not qualitatively material to you. Please expand your qualitative materiality analysis to address specifically the investor sentiment evidenced by, among other things, the legislation cited in previous comment two. We note in this regard that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist- sponsoring countries.

Address also the potential impact upon your reputation and share value of the fact that, by virtue of your subscription to ETECSA capital increases, since 2003 you may be deemed to have provided over $40 million in funding to the government of a country identified as a terrorist-sponsoring state.

     We are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some State legislatures in which State pension funds and other managers of State invested money are required to report on companies in which they have investments which companies do business with countries identified as state sponsors of terrorism. However, we do believe, although recognizing the sentiment expressed through these statutes, that our normal course of business activities in the Designated Countries is non material with respect to such State statutes. Our current activities relating to the Designated Countries indeed fall within the scope of the normal course of business of a telecommunication operator such as Telecom Italia, which legitimately receives revenues from, and makes payments to, other network operators from telecommunications traffic (both fixed line and mobile) with countries throughout the world, including the Designated Countries. Given the nature of these activities, and the quantitative non materiality of the same with respect to our consolidated revenues in 2005, we continue to believe that, in qualitative terms, such activities with the Designated Countries would not be material to a reasonable investor in making an investment decision about our shares. Furthermore we would note that at December 31, 2005 we estimated that approximately 20% of our Ordinary Shares were held by international institutional investors, of which we believe less than 4% are in the United States. We expect (although we do not have specific evidence) that a far lower percentage of our ordinary shares held by US investors is held by pension funds for States where such legislation has been adopted. As a result we do not believe that our activities are qualitatively material vis-à-vis the sentiment expressed by such legislation.

     You have also asked us to address specifically the potential impact upon our reputation and share value relating to our contribution to the capital increases in ETECSA which represented investments of over US $40 million. These funds, together with funds from other shareholders, were used to pay for the extension of ETECSA’s telecommunications license granted by the Cuban government following the merger we described in our initial response letter. As we noted in our initial response letter we believe that our stake in ETECSA is qualitatively material to a reasonable investor and merits disclosure in our Annual Report on Form 20-F. As our counsel, Jeffrey Oakes, described to James Lopez we have included disclosure in our 20-F regarding Cuba since Old Telecom Italia was initially listed on the NYSE in 1995. Such disclosures have included in the past two years (2003/2004) our additional investment in the capital of ETECSA to allow ETECSA to pay the additional fees associated with the license extension. Such payments, and our contribution as a 27% shareholder to assist in funding these commitments, would be customary for the granting of such a license. It is also worth noting that Telecom Italia did not in fact contribute any new cash but forebear the dividend that it would otherwise have received from ETECSA to cover its capital contributions. Although we have disclosed our additional investment in ETECSA in our 2003 and 2004 20-Fs and such disclosure is also included in our 2005 20-F, we are not aware that these investments (or their disclosure) have harmed our reputation nor do we have any evidence that they have had any impact on the value of our share price. For all of the foregoing reasons we do not propose to include any additional disclosure in our Form 20-F to that previously provided to the Staff.

2.	Your statement in Annex B that “[w]e do not believe that our arrangements with, and investments in, Cuba are material to the group as a whole” appears to be inconsistent with your statement on the penultimate page of your letter text that “[w]e believe that our stake in ETECSA is qualitatively material to a reasonable investor.” Please advise, or revise as appropriate.

Please discuss for us the reasons you believe your stake in ETECSA to be qualitatively material.

     As discussed by our counsel, Jeffrey Oakes, with James Lopez we do not believe that our statements in the disclosure included in our 2005 20-F that our arrangements are not material to our Group as whole and our conclusion that Cuba is qualitatively material are inconsistent. The distinction we intended to make was that our arrangements with Cuba from a financial point of view are not material to the Group as a whole. On the other hand, due to the sensitivities relating to Cuba as noted in the Staff’s comment letters and our history of disclosures on Cuba which pre-dated the legislation which now identifies the Designated countries as supporters of terrorism, we do believe that disclosure we have included previously and which is included in our 2005 20-F is appropriate.

In order to clarify any confusion that may have arisen we have revised the last sentence of our disclosure, a copy of which is attached as Annex A and is marked to show the changes, to make clear that Cuba is not material to our financial condition or results of operations when you consider our Group as a whole. We inform the Staff that this is the disclosure included in our 2005 Form 20-F which was filed with the Commission on May 19, 2006. We do not believe that any additional disclosure is required.

     We would like to express our appreciation for your co-operation in these matters and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Milan at 011-39-02-85954090; or fax: 011-39-02-85954097 or our counsel, Jeffrey M. Oakes 011-44-20-7418-1386 or fax: 011-44-20-7418-1049.

Very truly yours,

/s/ Enrico Parazzini

Enrico Parazzini
Chief Financial Officer

Annex A

Excerpt from 2005 Annual Report on Form 20-F

      ETECSA

     Through Telecom Italia International we hold a 27% interest in ETECSA, the monopoly provider of fixed line and mobile telecommunications services in Cuba. Old Telecom Italia obtained an initial stake of 12.25% in ETECSA in 1995, when, prior to its privatization by the Italian government, Old Telecom Italia acquired, for approximately U.S.$291 million, a 25% stake in a Mexican telecommunications company which owned 49% of ETECSA. In February 1997, Old Telecom Italia converted its indirect stake in ETECSA into a direct investment and increased its interest to 29.29% . The acquisition price for such further 17.04% stake in ETECSA was U.S.$ 291.6 million. In connection with the merger of the local mobile operators into ETECSA to form an integrated provider of telecommunications services we participated in a series of capital increases proportionate to our share ownership. These capital increases occurred during 2003 and through 2004; during this period we invested an additional U.S.$41.3 million in ETECSA (through capitalization of dividends paid by ETECSA) and following these capital increases and the mergers we now own 27%. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders.

     In addition to our shareholding in ETECSA Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of ETECSA on alternate years. In addition to these governance arrangements we entered into agreements to provide certain technical assistance to ETECSA with respect to its fixed line and wireless services. In return for these services we receive annual fees of U.S.$900,000 (for fixed line technical assistance) and €950,000 (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided (€1,518,000 in 2005). The level of the fees earned over the last two years is set forth in “Note 39—Other Information -d) Related Party Transactions” to Notes to our 2005 Consolidated Financial Statements included elsewhere herein. The technical agreement with respect to fixed line services expires at the end of 2006 and the technical agreement with respect to wireless services expires at the end of 2009.

     As we own only 27% of ETECSA we account for its results under the equity method. For further details see “Note 9—Other Non-Current Assets” to Notes to our 2005 Consolidated Financial Statements included elsewhere herein. We do not believe that our arrangements with, and investments in, Cuba are material to the results of operations or financial condition of the Telecom Italia Group, taken as a whole.